Exhibit 99.1

a publicly traded company (VPCO)

VAPOR CORP. ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR REPURCHASE OF OUTSTANDING SERIES A WARRANTS

HOLLYWOOD, FLORIDA, December 7, 2016 /PRNewswire/ -- Vapor Corp. (OTC Pink: VPCO) (“Vapor” or the “Company”) today announced that it has commenced a tender offer to purchase up to 32,262,152 of its outstanding Series A Warrants (the “Series A Warrants”) at a purchase price of $0.22 per warrant, in cash, without interest, for an aggregate purchase price of up to approximately $7.1 million.

As of December 5, 2016, Vapor had 58,986,283 outstanding Series A Warrants. The number of Series A Warrants that Vapor is offering to purchase represents approximately 54 percent of its outstanding Series A Warrants. The Series A Warrants are not listed for trading on any market. Each outstanding Series A Warrant can be exercised for common stock on a fixed price basis, or on a cashless basis for a variable number of shares, with the ratio depending in part on the market value of the Company’s common stock. Any figures with respect to the Series A Warrants do not give effect to the two reverse splits of the Company common stock in 2016.

The tender offer is not conditioned on any minimum number of Series A Warrants being tendered. However, the tender offer is subject to certain other conditions.

If more than 32,262,152 Series A Warrants are duly tendered and not properly withdrawn, Vapor will purchase Series A Warrants from tendering warrant holders on a pro rata basis (disregarding fractions), in accordance with the number of Series A Warrants duly tendered by or on behalf of each warrant holder (and not so withdrawn). The tender offer will expire at midnight, Eastern Time, on January 9, 2017, or such later time and date to which Vapor may extend the tender offer.

Okapi Partners is acting as the information agent for the tender offer, and the depositary for the tender offer is Equity Stock Transfer, LLC. The offer to purchase, form of letter of transmittal, and related documents are being distributed to holders of Series A Warrants. For questions and information, please call the information agent toll free at (877) 629-6356 (banks and brokers call (212) 297-0720).

Important Notice

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Series A Warrants. The offer to purchase and the solicitation of offers to sell are only being made solely pursuant to the offer to purchase dated December 7, 2016, the related letter of transmittal and other offer materials included as exhibits to the tender offer statement on Schedule TO that Vapor will file today with the SEC. The tender offer statement (including the offer to purchase, related letter of transmittal and other offer materials) contains important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials are being distributed free of charge to all holders of Series A Warrants. In addition, these materials (and all other materials filed by Vapor with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Holders of Series A Warrants

3800 N 28th Way | Hollywood, FL 33020 | Phone: 1.800.637.0108 | Fax: 954.272.7773
www.vapor-corp.com

a publicly traded company (VPCO)

may also obtain free copies of the documents filed with the SEC by Vapor by directing a request to the information agent at Okapi Partners, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, info@okapipartners.com. Holders of Series A Warrants are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about the tender offer.

About Vapor Corp.

Vapor Corp. is a U.S.-based retailer of vaporizers, e-liquids and electronic cigarettes, operating thirteen retail stores in the Southeast and online.

Through its wholly owned subsidiary, Healthy Choice Markets, Inc., the Company also operates natural and organic grocery operations. The initial store acquired for these operations in June 2016 is Ada’s Natural Market in Ft. Myers, Florida.

3800 N 28th Way | Hollywood, FL 33020 | Phone: 1.800.637.0108 | Fax: 954.272.7773
www.vapor-corp.com